		New York	Paris
		Northern California	Madrid
		Washington DC	Tokyo
		São Paulo	Beijing
		London	Hong Kong

James C. Lin
Partner		Resident Hong Kong Partners

Davis Polk & Wardwell	852 2533 3368 tel	William F. Barron*	Gerhard Radtke*
Hong Kong Solicitors	852 2533 1768 fax	Bonnie Chan*	Martin Rogers †
The Hong Kong Club Building	james.lin@davispolk.com	Karen Chan†	Patrick S. Sinclair*
3A Chater Road		Paul K. Y. Chow*†	Miranda So*
Hong Kong		James C. Lin*	James Wadham†

Hong Kong Solicitors
* Also Admitted in New York
† Also Admitted in England and Wales

November 2, 2018

Re:	CNFinance Holdings Limited (CIK No. 0001733868)
Registration	Statement on Form F-1 (File No. 333-226126)

Mr. Michael Clampitt

Mr. David Lin

Mr. Michael Henderson

Mr. H. Stephen Kim

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Mr. Clampitt, Mr. Lin, Mr. Henderson and Mr. Kim:

On behalf of our client, CNFinance Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter in connection with the Company’s registration statement on Form F-1 (the “Registration Statement”) initially filed on July 11, 2018, with amendment No. 1 to the Registration Statement (the “First Amended Registration Statement”) filed on July 31, 2018, amendment No. 2 to the Registration Statement (the “Second Amended Registration Statement”) filed on August 24, 2018 and amendment No. 3 to the Registration Statement (the “Third Amended Registration Statement”) filed on October 31, 2018. Concurrently with the submission of this letter, the Company is filing its amendment No. 4 to the Registration Statement (the “Fourth Amended Registration Statement”) and exhibit 1.1 via EDGAR to the Commission.

The Company plans to request that the Staff declare the effectiveness of the Registration Statement on November 6, 2018, and is filing the joint acceleration requests concurrently with the filing of the Amended Registration Statement. The Company would greatly appreciate the Staff’s continuing assistance to clear outstanding written or oral comments and support in meeting its timetable.

Securities and Exchange Commission	2	November 2, 2018

If you have any questions regarding this submission, please contact me at +852-2533-3368 or james.lin@davispolk.com.

Thank you for your time and attention.

Yours sincerely,

/s/ James C. Lin
James C. Lin

cc:	Mr. Bin Zhai, Chief Executive Officer
Mr. Ning Li, Chief Financial Officer
CNFinance Holdings Limited

Mr. David T. Zhang, Esq.
Mr. Steve Lin, Esq.
Mr. Meng Ding, Esq.
Kirkland & Ellis International LLP

Mr. Ivan Li
KPMG Huazhen LLP